

July 16, 2014

Via E-mail
Sam Talari
Acting Chief Executive Officer
FutureWorld Corp.
3637 4th St. N Suite 330
Saint Petersburg, FL 33704

> **Re:** **FutureWorld Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed July 14, 2014**
> **File No. 333-112110**

Dear Mr. Talari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Financial Statements

Report of Independent Registered Public Accounting Firm

1. The opinion paragraph of the audit report refers to Infrax Systems, Inc. rather than FutureWorld Corp. Please advise your auditor to revise its audit report accordingly. Please include the revised audit report in an amendment to your Form 10-K. In doing so, please also include updated certifications that reference the amended Form 10-K.

Item 9A. Controls and Procedures

2. You concluded your internal control over financial reporting was not effective as of March 31, 2013. Please amend your Form 10-K to instead provide your conclusion as of March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining